IPIX Corporation
12120 Sunset Hills Rd.
Suite 410
Reston, VA  20190
t. 703.674.4100
f. 703.674.4101



United States
Securities and Exchange Commission
Washington D.C. 20549

Division of Corporate Finance
Mail Stop 4591

June 27, 2005

Re:  Response to SEC letter dated May 23, 3005
     IPIX Corporation
     Form 10-K for the year ended December 31, 2004
     Form 10-Q for the period ended March 31, 2005
     File No. 000-26363

QUESTION:
Liquidity and Capital Resources, page 25
----------------------------------------
Summary of Consolidated Cash Flow Data, page 26
1. Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying that components of working capital changed does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to the Interpretive Guidance in SEC Release 33-8350.

RESPONSE:
The Company's operating activities used cash of $15.2 million for the year ended December 31, 2004 compared to $9.0 million of cash provided by operating activities for the same period in 2003. This fluctuation is mainly due to a net loss of $14.7 million in 2004 compared to a net income of $1.4 million in 2003. This change in net results is due to a $6.1 million income from discontinued operations and $3.8 million income tax benefit in 2003 compared to a $4.9 million loss from discontinued operations in 2004. The $2.1 million increase in inventory procurement in 2004 compared to $205 thousand in the same period in 2003 was due to the Company's 2004 launch and inventory build up of the new immersive video and still product lines. The loss associated with the discontinued Admissions business unit was due to the loss of a large customer, eBay. In addition, the 2004 loss from continued operations was $9.8 million, which was $1.4 million larger than 2003 net loss of $8.4 million. This increase of $1.4 million was largely due to an increase in sales and marketing and general and administrative expenses due to an increase in sales force to support the Company's new immersive video products and consulting fees and system enhancements to comply with new legislation requiring additional documentation of internal controls, respectively. The Company's non-cash charge of depreciation decreased from $3.2 million in 2003 to $1 million in 2004 and was due to the sale at the end of 2003 of certain capital assets leased from eBay. The $3 million impairment and amortization of intangibles in 2003 compared to $0 in 2004 was due to the impairment and write off of the goodwill asset related to the eBay transaction. In addition, the Company received a $3.3 million inflow of cash from accounts receivable in 2003 compared to a $156 thousand increase in accounts receivable balances in 2004 which was due to the decrease in revenue and related accounts receivable relating to the Admissions business unit.

QUESTION:
Consolidated Statements of Operations, page F-4
-----------------------------------------------
2. We noted in your MD&A and in Footnote 2, you have product, service and royalty revenue, however, you only present product revenue on the face of your financials. Please confirm service and royalty revenue are less than 10% of the total revenues in accordance with Rule 5-03 (b) of Regulation S-X.

RESPONSE:
Service revenue is less than 10% due to the classification of discontinued operations of the Admissions business unit in 2004.

QUESTION:
Note 2. Summary of Significant Accounting Policies, page F-8
------------------------------------------------------------
Revenue Recognition, page F-9
3. We noted your product revenue is recognized upon shipment or delivery. Please clarify what factors determine whether a product's revenue will be recognized at shipment or delivery.

RESPONSE:
Generally, all contracts for products include shipping terms that transfer risk of loss and title to the customer FOB shipping point. Revenue is generally recognized upon goods leaving the Company's warehouse by a common carrier en route to a customer or upon direct shipment from our manufacturing vendor's site by a common carrier en route to a customer provided there are no uncertainties surrounding product acceptance, persuasive evidence of an arrangement exists, there are no significant vendor obligations and the fees are fixed or determinable. In the rare case that a contract is negotiated FOB receiving point, revenue will not be recognized until delivery occurs at the customer address assuming the above other conditions have been met. In future filings, this point will be clarified in Revenue Recognition, Summary of Significant Accounting Policies.

QUESTION:
4. We noted that when multiple elements exist in an arrangement, the arrangement fee is allocated to the different elements based upon verifiable objective evidence. Please supplementally explain the types of arrangements that fall within this category, especially the nature of professional services provided. In addition, please tell us which items have verifiable objective evidence and explain the nature of the evidence.

RESPONSE:
The multiple element arrangements described in the Company's Critical Accounting Policies in the December 31, 2004 Form 10-K for the fiscal years ended December 31, 2004, 2003 and 2002 were from the Admissions business unit which was classified as discontinued operations as of December 31, 2004. The multiple elements in arrangements of this discontinued operations involved professional services and transaction hosting. Transaction hosting for the discontinued Admissions business unit for 2004, 2003 and 2002 was $1.0 million, $18.1 million and $15.9 million, respectively, compared to professional services for 2004, 2003 and 2002 of $22 thousand, $9 thousand and $184 thousand, respectively. The professional services involved customizing a customer's picture or website presentation prior to the transaction hosting being performed and was delivered with the transaction hosting to the customer. Revenue was recognized on both elements when the transaction hosting was performed. The professional services in these transactions did not have verifiable objective evidence since the professional services related to the transaction hosting was not of a stand-alone value but was essential to the delivery of the transaction hosting if the professional services were required by the customer. In most cases, no professional services were requested to deliver the transaction hosting.


QUESTION:
Note 3. Going Concern Considerations, page F-12
-----------------------------------------------
5. We note that the Company believes it can generate sufficient cash flow to fund its operations for at least 12 months; however, it appears that you are also planning to make significant investments in the sale and marketing of new products for the security market, which may consume available cash reserves. We also note that your 2004 cash used in operating activities exceeds your cash reserves. Please expand your discussion in future filings and supplementally to explain how you will manage your product expansion while also maintaining sufficient cash flow.

RESPONSE:
The Company stated in the Going Concerns Considerations on page F-12 that the Company may require additional debt and equity financing to meet future working capital or capital expenditure needs. The product expansion discussed in the Form 10-K included the launch of our new product day-night camera in April 2005 that was largely the result of engineering efforts in 2004 and funded by 2004 operations and cash. In June 2005, we completed a ten million dollar equity financing to be used for future sales and marketing expansion. It is currently expected that operating expenses, other than those in the first quarter of 2005 which were non-reoccurring and the result of the sale of our Admission business unit, will be maintained at a level that is expected to allow the Company to be cash flow positive from operations by the end of fiscal year 2005. In future filings, the Company will update the Going Concern Considerations footnote with this additional information.

QUESTION:
Note 4. Discontinued operations page F-12
-----------------------------------------
6. We noted you entered into a Patent Purchase, License and Repurchase Agreement with AdMission Corporation. Please tell us how you accounted for the transfer of certain patents relating to the AdMission Business, while the licenses for the patents remain with IPIX. In addition, please tell us how you will account for the license fee and whether you will recognize an asset as a result of the repurchase right.

RESPONSE:
The Company has historically expensed the cost to acquire and maintain patents as incurred. Therefore, at December 31, 2004 when these assets were identified and classified as held for sale assets there was no fair value on the financial statements. The agreement does not require a license fee to be paid to the acquiring company, therefore, IPIX has the right to use these licenses and no fee is paid or recorded. Currently, the Company has no expectation of exercising our repurchase right of these patents as we don't expect that the triggering event would occur. Quarterly, the Company will reassess the possibility of the triggering event and our interest in the repurchase rights.

7. Please tell us what type of event would trigger repurchase rights by IPIX. In addition, please tell us and disclose in future filings when the Patents covered under the Patent Agreement expire.

RESPONSE:
According to the agreement, the triggering event is when the acquiring company becomes insolvent and cannot meet its current obligations for a period of three months or longer. The patent acquired was Patent No. 6,732,162 issued March 4, 2004 "Method of Providing Preprocessed Images for a Plurality of Internet Web Sites" expiring November 15, 2019. In addition, one of the acquired applications 09/357,836 was subsequently issued on March 17, 2005 as Patent No. 6,895,557 "Web-based Media Submission Tool" which expires on July 21, 2019. The other two applications which were acquired do not have expiration dates unless granted as a patent in the future or abandoned.

QUESTION:
Note 11. Segment Information, page F-19
---------------------------------------
8. We noted your reconciliation by segment to the total company did not include a reconciliation to consolidated net income. Please expand your segment information disclosure to include a complete reconciliation in accordance with paragraph 32 of FAS 131.

RESPONSE:
In 2005, the Company re-integrated the security and infomedia business unit and sold the AdMission business unit therefore eliminating segments in 2005. The

Form 10-Q for the three months ended March 31, 2005 did not have a segment disclosure for these reasons and future filings will match this presentation.

QUESTION:
Note 2. Summary of Significant Accounting Policies, page F-8
------------------------------------------------------------
Inventory, page F-9
9. It does not appear that you considered excess inventories in analyzing your inventory for impairment. In light of your significant increase in inventory from the prior year, please advise us and disclose in future filings how you have considered whether your inventory is excessive and the impact it could have on the valuation. Refer to Chapter 4 of ARB 43.

RESPONSE:
Quarterly, the Company evaluates the obsolescence of inventory based on various factors including: technological advances, inventory that becomes obsolete or discontinued by vendors, change in market demand or suppliers, change in sales forecast, inventory turnover or age of inventory. As of December 31, 2004, the Company had inventory on hand to meet the needs of sales forecasts for the first quarter and second quarter of 2005 and in order to shorten lead times in assembly and supply of our products. For these reasons, the Company did not consider inventory levels to be excessive.

QUESTION:
Note 12. Commitments and Contingencies, page F-19
-------------------------------------------------
Indemnifications, page F-20
10. Please advise us how you have considered the guidance in FIN45 in accounting for these indemnification provisions.

RESPONSE:
The indemnification that we speak of is routine to our business and holds our resellers and distributors harmless in any suit brought by a third party that involves our products regarding patent, copyright, design rights or any other rights. This limited liability is covered by our insurance policy and the Company historically has not paid any claims or been required to defend any claim related to these provisions. Accordingly, the Company does not believe that a material liability exists to require disclosure in Form 10-K or 10-Q under FIN45. Therefore, the Company will remove the indemnification discussion from future filings.

QUESTION:
Item 9A. Controls and Procedures
11. In future filings, please refer to the definition of disclosure controls and procedures defined in Exchange Act Rules 13a-15(e) and 15d-15(e) as required by
Item 307 of Regulation S-K.

RESPONSE:

The Company acknowledges the comment and in all future filings will refer to the definition of disclosure controls and procedures defined in Exchange Act Rules 13a-15(e) and 15d-15(e) as required by Item 307 of Regulation S-K.

We acknowledge that:

  - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  - The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Regards,



/s/ Charles A. Crew
-------------------

Charles A. Crew
Executive Vice President, CFO
IPIX Corporation